Exhibit 12

UNIVERSAL CORPORATION AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended September 30,		Six Months Ended September 30,
	2005	2004	2005	2004
	(in thousands, except for ratios)
Pretax income from continuing operations	$44,926	$32,628	$65,120	$64,245
Distribution of earnings from unconsolidated affiliates	8,760	1,800	8,829	1,800
Fixed charges	20,183	14,615	39,454	27,669

Earnings	$73,869	$49,043	$113,403	$93,714

Interest	$19,612	$14,155	$38,420	$26,763
Interest Capitalized	444	—	799	—
Amortization of premiums and other	571	460	1,034	906

Fixed Charges	$20,627	$14,615	$40,253	$27,669

Ratio of Earnings to Fixed Charges	3.58	3.36	2.82	3.39

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